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FID-B-05-001
April 06, 2005

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Wash
Attn


05007372

SUPPL

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)


RECD S.E.C.
APR 13 2005
1086

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

— Renewal of In-Orbit Insurance Policy for JSAT Communications Satellites (dated March 31, 2005)

Thank you for your attention and cooperation.

Yours faithfully,

Hiroshi Kajihara
General Manager
Corporate Finance and Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

4/25

March 31, 2005
JSAT Corporation

Renewal of In-Orbit Insurance Policy for JSAT Communications Satellites

JSAT Corporation (Head office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") today announced that renewal was made on March 29, 2005 to its in-orbit insurance policy for company-owned communications satellites. The new policy effective from March 30, 2005 to March 31, 2006 is detailed as follows.

Following this renewal, certain JSAT communications satellites nearing the end of their lives will not be granted in-orbit insurance coverage. Furthermore, future accidents caused by the thrusters on board the JCSAT-1B satellite will be excluded from the scope of compensation for losses or damages following technical difficulties attributable to these devices in January 2005.

Depending on the investigation into the mechanism responsible for the above technical difficulties, future accidents caused by the thrusters on board other JSAT satellites of the same make as JCSAT-1B, namely Boeing 601 communications satellites JCSAT-R, JCSAT-4A and JCSAT-2A, may be excluded from the scope of compensation for losses or damages during the contract period for in-orbit insurance.

All JSAT Group communications satellites are currently operating nominally. However, please note that in the unlikely event of a malfunction or decline in the operating performance of these satellites, this may have a material effect on JSAT's financial condition, operating results and cash flows depending on the nature of applicable in-orbit insurance coverage.